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[LOGO] Norfolk Southern              NEWS RELEASE



FOR IMMEDIATE RELEASE

October 23, 1996

                                                 Contact: Robert C. Fort

                                                          (804) 629-2714

                NORFOLK SOUTHERN PLANS ALL CASH $100 PER SHARE
                           OFFER FOR CONRAIL, INC.

NEW YORK, NY -- Norfolk Southern Corporation (NYSE:NSC) announced today that it will be commencing an all cash tender offer for all of the outstanding common shares and Series A ESOP convertible junior preferred shares of Conrail, Inc. (NYSE:CRR), at a price of $100 per share. Following the completion of the tender offer, Norfolk Southern intends to effect a merger in which all remaining Conrail shareholders will also receive the same cash price paid in the tender offer.

"This proposal is better on every point than the CSX/Conrail proposal announced last week. A combined Norfolk Southern-Conrail will create a more balanced eastern rail system and will do so by increasing, rather than diminishing, competition in the industry," said David R. Goode, Chairman, President and Chief Executive Officer of Norfolk Southern.

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"For customers, it provides single-line access to some of the largest markets in the world. It combines Conrail with the industry leader in safety, efficiency, innovation and service. For Norfolk Southern shareholders and employees of both companies, the merger provides the opportunities that come with greater growth -- more than either company could have achieved on its own. And, for Conrail shareholders, this offer is superior."

Based upon the per share closing price of the CSX (NYSE: CSX) shares yesterday, Norfolk Southern's $100 per share offer represents a premium of $11.49 (13%) over the blended value of CSX's 40% cash and 60% stock proposal. Norfolk Southern's offer will provide for a voting trust to hold the Conrail shares acquired in the tender offer and merger and thereby allow Conrail shareholders to receive immediate payment for their shares in the tender offer and merger.

The tender offer will be conditioned upon, among other things, the receipt by Norfolk Southern of an informal written opinion from the staff of the Surface Transportation Board that the use of the voting trust is consistent with the policies of the STB, Norfolk Southern having obtained sufficient financing for the tender offer and subsequent merger, the valid tender of a majority of Conrail's shares on a fully diluted basis, Subchapter 25F of Pennsylvania's Business Corporation Law not being applicable to the offer,

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Conrail's poison pill having been redeemed or otherwise made inapplicable to
Norfolk Southern's tender offer, the merger agreement between CSX and Conrail having been terminated in accordance with its terms and other customary conditions. The complete terms and conditions of the tender offer will be set forth in the offering documents to be filed shortly with the Securities and Exchange Commission.

Norfolk Southern already has commitments for $4 billion of the necessary financing from Merrill Lynch and JP Morgan and a letter indicating they are highly confident that the balance is available.

Norfolk Southern is a transportation holding company which operates a 14,500 mile rail system in 20 states and one Canadian province, as well as a trucking company.

Following is the complete text of a letter sent from David R. Goode to the Board of Directors of Conrail.





CAPITAL PRINTING SYSTEMS]
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                                              October 23, 1996



Board of Directors
Conrail Inc.
2001 Market Street
Two Commerce Square
Philadelphia, Pennsylvania  19101

Attention:  David M. LeVan, Chairman

Dear Members of the Board:

         For a number of years, other members of our senior management and I have spoken numerous times with Mr. LeVan, your current Chairman, and with Mr. Hagen, your former Chairman, and with other senior officers of your company. During many of these conversations, we at Norfolk Southern expressed a desire to join our companies together.

         On two recent occasions, in late September and again on October 4, I contacted Mr. LeVan to reiterate our strong interest in acquiring Conrail and request a meeting at which I could present a concrete proposal. In each case, I emphasized that I wished to communicate our proposal so that the Conrail Board would be aware of it during their next meeting. Also in each case, Mr. LeVan stated that it was unnecessary for me to do so.

         In view of this background, it came as a disappointment to me when it was announced on October 15 that you had agreed to the proposed acquisition of Conrail by CSX Corporation. We regret that, despite knowing our long-term interest in joining Conrail with Norfolk Southern, your Chairman ignored our long-standing offer to submit a business combination proposal to you.

         Since October 15, we have been analyzing the proposed CSX transaction and have been considering the possibility of making a proposal that would be demonstrably superior to your proposed transaction with CSX. We now have completed that process and are using this letter to communicate our conclusions to you.







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Board of Directors
October 23, 1996
Page 2




         On behalf of Norfolk Southern, I am hereby making the following proposal. Our proposal is that Norfolk Southern would acquire all of the outstanding shares of Conrail common stock for cash at a price of $100.00 per share. This would be accomplished by a "first step" cash tender offer for all outstanding shares of Conrail, followed by a "second step" merger in which Conrail's remaining shareholders would receive the same cash purchase price per share paid in the offer. This offer represents a premium of $11.49 (13%) over the blended value of CSX's proposal based on yesterday's closing price of CSX shares. Our offer will provide for a voting trust to hold the Conrail shares acquired in the tender offer and merger and thereby allow Conrail shareholders to receive immediate payment for all their shares in the tender offer and merger.

         To underscore the seriousness of our intentions, we are commencing promptly a cash tender offer, which can serve as the "first step" tender offer contemplated by our proposal. On the other hand, unless and until you terminate your pending proposed transaction with CSX in a manner permitted under the terms of your merger agreement with CSX and enter into an agreement with us, our cash tender offer will stand on its own as an offer made directly to your shareholders.

         Subject to your Board's favorable response to our proposal, we are prepared to negotiate a merger agreement on substantially the same terms and conditions as your proposed transaction with CSX, except as it would be modified to reflect the all-cash consideration that we are offering. In addition, we are prepared to offer significant representation of Conrail directors on the Norfolk Southern Board, to consider locating the corporate headquarters of the combined company in Philadelphia and to discuss an appropriate position for your Chairman following a transaction with us. We believe that we offer your senior management opportunities for continued career growth that appear to us not to exist with CSX. Although we determined that it was appropriate, under the







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Board of Directors
October 23, 1996
Page 3



circumstances, to commence our cash tender offer, our strong preference would be to negotiate a merger agreement with you.

         The price we are offering in our proposal, $100 per share, clearly provides significantly greater and more certain value to your shareholders than the proposed transaction with CSX. In addition, we believe our proposed transaction can be completed on a more timely basis than the proposed CSX transaction. Accordingly, we strongly believe that, pursuant to Section 4.2 of your agreement with CSX, you should promptly request and obtain from your counsel their advice confirming that you are obligated by principles of fiduciary duty to consider our proposal. Also, we expect that, upon your receipt of such advice and consistent with your clear fiduciary duties, you will give us access to at least all the same information you furnished to CSX in the course of your discussions and negotiations with them and that you will discuss and negotiate with us the details of our proposal. In addition, you should take whatever other actions are reasonably necessary or appropriate so that we may operate on a level playing field with CSX and any other companies which may be interested in acquiring Conrail.

         Besides the benefits for your shareholder constituency, we are confident that Conrail's employees, suppliers, customers, creditors and the communities in which Conrail is located will be better served by the combination of Norfolk Southern and Conrail as compared with the CSX proposal. Moreover, because a Norfolk Southern merger presents a substantially more favorable competitive and regulatory picture, our proposal is more consistent with both the long and short-term interests of Conrail. We look forward to the opportunity to directly discuss these matters with you in the manner they would have been communicated before the hasty attempt to lockup a deal with CSX. To ensure that your Board fulfills its fiduciary obligations and to resolve certain other issues, we have today commenced litigation in the Federal District Court for the Eastern District of Pennsylvania.







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Board of Directors
October 23, 1996
Page 4



         Our Board of Directors is fully supportive of our proposal and has authorized and approved it. Consistent with our Board's action, we and our advisors stand ready, willing and able to meet with you and your advisors at your earliest convenience. I want to stress that we are flexible as to all aspects of our proposal, including the possibility of substituting a substantial equity component to our present offer so that your shareholders could have a continuing interest in the combined enterprise, and are anxious to proceed to discuss and negotiate it with you as soon as possible.

         Personally and on behalf of my colleagues at Norfolk Southern, I look forward to hearing from you soon and working with you on our proposal.

                                                        Sincerely,



                                                        David R. Goode


cc:      All Directors